SEC 19010708 ON

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SEC FILE NUMBER
8-30714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Twenty-First Securities Corporation

SEC Mail Processing
JUN 13 2019
Washington, DC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Ainsberg (212) 418-6017
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithhumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

Twenty-First Securities Corporation

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Stockholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Gordon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Twenty-First Securities Corporation at March 31, 2019, is true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn
to before me 5/30/19

AMBER MORALES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6365062
Qualified in New York County
My Commission Expires 09-25-2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Twenty-First Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company"), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As disclosed in Note 8 to the financial statements, the Company is subject to a penalty under IRC Section 6707, which if assessed, could cause there to be significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

Whippany, New Jersey
May 30, 2019

Twenty-First Securities Corporation

Statement of Financial Condition
March 31, 2019

Assets	
Cash	$ 360,421
Receivables from broker-dealers	173,954
Due from related party	1,042,896
Other assets	188,325
Total assets	$ 1,765,596
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 197,392
Stockholder's Equity	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	3,158,083
Accumulated deficit	(1,639,879)
Total stockholder's equity	1,568,204
Total liabilities and stockholder's equity	$ 1,765,596

See notes to statement of financial condition.

1. Organization and Business

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company was incorporated, in 1983, under the laws of the State of New York and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis through two broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

Going Concern
In connection with the Company's assessment of going concern considerations in accordance with Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that there is substantial doubt about the Company's ability to continue as a going concern, due to uncertainty of future revenue streams and loss of two of its traders. Management has determined that the plan to create an expense sharing agreement with an affiliate, a revenue sharing agreement with its former head trader and having a commitment from the chief executive officer to fund working capital, as necessary, alleviates this substantial doubt through one year from the issuance of these financial statements.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash
Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity. The cash balances may exceed insured limits.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
Effective April 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to stockholder's equity as of April 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

There were no customer receivable, contract assets or contract liabilities at April 1, 2018 or March 31, 2019.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated using the double-declining balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the lease or estimated useful life of the improvements.

3. Income taxes

The Company is included in the Parent's consolidated C-Corporation Federal and combined New York State and local income tax returns. The Company computes its income tax provision on a separate-return basis.

The Company utilizes the asset and liability method for accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2019, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

4. Commitments

Operating Leases
The Company's current lease for its office space in New York City expires in June 2020. At March 31, 2019, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31,	Total Commitments
2020	$ 325,128
2021	67,735
	$ 392,863

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor. As such, the deferred rent balance at March 31, 2019 was approximately $47,000 and is included in accounts payable and accrued liabilities on the statement of financial condition.

5. Transactions with Related Party

Included in due from related party is a note, payable on demand for $66,000 borrowed by the president of the Company. The related accrued interest on this note amounted to $73,412 as of March 31, 2019. Total advances payable to the Company from the president of the Company amounted to $421,114 as of March 31, 2019. Previous advances along with other amounts due from the president were converted into a note receivable on March 31, 2017 payable on demand. The balance of this note at March 31, 2019 is $466,441 with accrued interest of $15,928.

6. Concentrations

Pursuant to its clearing contract with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2019, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

7. Regulatory Requirements

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3- I (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At March 31, 2019, the Company's net capital and excess net capital were $315,121 and $301,962, respectively, and the Company's aggregate indebtedness to net capital ratio was 0.63 to 1. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii).

8. Contingencies

In November 2015, the Internal Revenue Service notified the Company of their intention to assess a penalty under IRC Section 6707. This penalty, if assessed, would be significant to the Company and could cause there to be significant doubt about the Company's ability to continue as a going concern. Although the Company's attorneys have advised that an appeal should be granted, the outcome is not certain. The Company continues to vigorously defend this litigation as necessary. Litigation is inherently unpredictable, particularly in proceedings where the claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss, if any, related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, they feel the litigation is without merit and has reasonable cause with respect to the penalty.

9. Recent Accounting Pronouncements

In May 2016, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the statement of operations and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on April 1, 2019. The effect of grossing up the assets and liabilities as of April 1, 2019 will be approximately $391,000.

10. Subsequent Events

The Company evaluated subsequent events that have occurred since March 31, 2019. Effective April 15, 2019, the Company, entered into a client transition and revenue sharing agreement with its former head trader as part of his transition to a new broker dealer. The Company will be paid a client transition fee equal to a percentage of the commissions earned by the head trader on transactions with any existing clients or new clients introduced by the Company at his new firm for next three years.